UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 19, 2024

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement of Receipt of Nasdaq Deficiency Notice Regarding Minimum Equity Requirement

On April 18, 2024 ASLAN Pharmaceuticals Limited (the “Company”) received a letter (the “Letter”) from The Nasdaq Stock Market (“Nasdaq”) informing the Company that it failed to maintain the continued listing requirement under Nasdaq Listing Rule 5550(b)(1) for the Nasdaq Capital Market, which requires that a listed company’s stockholders’ equity be at least $2.5 million (the “Stockholders’ Equity Requirement”).

Based upon the reported stockholders’ equity of a deficit of $13.3 million in the Company’s Form 20-F for the period ended December 31, 2023, the Company did not meet the Stockholders’ Equity Requirement.

The Company has a period of 45 calendar days from the date of the Letter, or until June 3, 2024, to submit a plan to regain compliance with the Stockholders’ Equity Requirement (the “Compliance Plan”).

The Letter has no immediate effect on the listing or trading of the Company’s American Depositary Shares representing ordinary shares (“ADSs”), which will continue to be listed on Nasdaq during this period, subject to the Company’s compliance with other listing standards, under the symbol ‘ASLN’.

The Company announced the receipt of the Letter through a press release on April 19, 2024 (the “Press Release”), which is attached hereto as Exhibit 99.1.

The Company currently anticipates timely submitting the Compliance Plan to Nasdaq. If the Compliance Plan is submitted and accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the Letter for the Company to regain compliance. If the Compliance Plan is not accepted or the Company is not granted an extension, the Company will then consider actions appropriate to the circumstances, which may include applicable appeals to a Nasdaq Hearings Panel.

There can be no assurance, however, that the Company will be able to regain compliance with the Stockholders’ Equity Requirement, and even if it does, there can be no assurance that the Company will be able to maintain compliance with the continued listing requirements for the Nasdaq Capital Market or that the Company’s ADSs will not be delisted in the future. In addition, the Company may be unable to meet other applicable listing requirements of the Nasdaq Capital Market, including maintaining the minimum bid price requirement or market values of the Company’s ADSs, in which case, the ADSs could be delisted notwithstanding the Company’s ability to demonstrate compliance with the Stockholders’ Equity Requirement.

Delisting from the Nasdaq Capital Market may adversely affect the Company’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade the Company’s securities and may negatively affect the value and liquidity of the Company’s ADSs. Delisting also could have other negative results, including the potential loss of employee confidence, the loss of institutional investors or interest in business development opportunities.

The information contained in this Form 6-K, including Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form F-3 (File No. 333-278217), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843), Registration Statement on Form S-8 (File No. 333-270832) and Registration Statement on Form S-8 (File No. 333-278634).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s plan to submit the Compliance Plan to Nasdaq and the Company’s ability to regain compliance with the Stockholders’ Equity Requirement and continue to be listed on Nasdaq. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; risks that trends or characteristics based on preliminary blinded data may not be consistent with unblinded data; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the SEC on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press release dated April 19, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: April 19, 2024